Filed by Liberty Interactive Corporation pursuant to

Rule 425 under the Securities Act of 1933

Subject Company: HSN, Inc.

Commission File No.: 001-34061

Excerpts from the Transcript of the November 9, 2017 Earnings Call of Liberty Interactive Corporation

Alex Joseph Fuhrman, Analyst, Craig-Hallum Capital Group LLC

. . . I wanted to talk a little bit about your integration plans with HSN for after that goes through. First of all, I was a little bit surprised to see just in the leadership team announcement that there’s not a lot of the top HSN team is going to be with the company going forward. I would be curious to get a little bit more color on were a lot of the top leaders at HSN offered the opportunity to stick around, just kind of the decision-making around how that transpired.

And then, just thinking ahead to the deal closing in Q4, do you anticipate that you’ll have any ability to direct or coordinate the programming schedules between HSN and QVC in time for some of the peak holiday season days?

Michael A. George, President and Chief Executive Officer, QVC, Inc.

. . . Overall, we just feel very good about how the integration process is going. It has been a highly collaborative process across the QVC and HSNi teams, and we’ve really just established a strong partnership and a sense of teamwork going through a very robust and methodical process of both thinking through the synergy opportunities, how we want to operate the businesses, and how we architect the organizational design and a leadership team that will let this combined business realize its potential, which we absolutely think is quite extraordinary.

And so I wouldn’t want to comment on any individual personnel decision obviously, other than to say we collectively, QVC and HSN, started with a clean sheet of paper and started with how do we want to design this organization to work in the future, and quickly agreed on some core principles of relatively independent business units, but these enterprise-wide growth teams that could add great value and growth potential across all business units, and then bringing together technology and corporate functions and operations in a way that would drive quality, scale, efficiency.

And then, we just worked from there to place kind of the right people in the right roles. Had lots of discussions about aspirations and interests with our HSN team members. And depending on what they wanted to do, kind of ended up with the result that we see today. It’s a very strong leadership team. Thrilled that Mike Fitzharris is going to be leading the HSN business unit. He is a longstanding QVC team member that has just done an extraordinary job turning around the Japan business, which was something we talked about on many calls, the more challenged business. In the last few calls, we’ve been talking about as our shining star.

Strong leaders in the shared service areas. Bob Spieth, who we acquired through zulily, now running operations for all of these companies and been able to do the kinds of work that Darrell just touched on.  Actually, the technology leader from HSNi will be taking on technology for the combined company. Karen has incredible depth and experience that we think will be meaningful as we bring together this very large technology driven retail enterprise.

So, each decision was its own decision based on optimal design, aspirations of the individuals, what we thought were the skills that were needed, and just feel terrific about where we ended up. Really excited about the new leader of Cornerstone. Claire has been part of that Cornerstone organization for a few years, an amazing job driving growth in Garnet Hill, which is one of the most shining stars of the Cornerstone portfolio. And now, we’ll be able to work her magic across that portfolio.

So, really happy with that structure. . . .

On your other question, we’ll talk more about synergies and opportunities at the Investor Day next week. But at a high level, we definitely think there’s an opportunity to coordinate programming schedules to make sure that we’re, across our five U.S.-based networks, kind of optimizing every minute of airtime against every potential viewer and customer. And a lot to sort through there, but we think there’ll be really compelling ways in which we can increase customer choice. And by increasing customer choice in the programming schedule, we think we’ll drive viewership and we’ll drive sales.

Forward-Looking Statements

The foregoing transcript excerpts include certain forward-looking statements, including statements about the proposed acquisition (the “HSNi acquisition”) of HSN, Inc. (“HSNi”) by Liberty Interactive Corporation (“Liberty Interactive”), including those about the expected benefits of the HSNi acquisition and organizational structure and senior executive team changes, and other matters that are not historical facts.  These forward-looking statements involve many risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements, including, without limitation, the satisfaction of conditions to the HSNi acquisition.  These forward-looking statements speak only as of the date of this communication, and QVC, Inc. and Liberty Interactive each expressly disclaim any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained herein to reflect any change in QVC’s or Liberty Interactive’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. Please refer to the publicly filed documents of QVC and Liberty Interactive, including the most recent Forms 10-K and 10-Q, for additional information about QVC and Liberty Interactive and about the risks and uncertainties related to QVC’s and Liberty Interactive’s businesses which may affect the statements made in the foregoing excerpts.

Additional Information

Nothing in the foregoing transcript excerpts shall constitute a solicitation to buy or an offer to sell shares of HSNi common stock or any of Liberty Interactive’s tracking stocks. Liberty Interactive stockholders, HSNi stockholders and other investors are urged to read the registration statement and the proxy statement/prospectus regarding the HSNi acquisition (a preliminary filing of which has been made with the SEC) and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they contain important information about the HSNi acquisition. Copies of these SEC filings are available free of charge at the SEC’s website (http://www.sec.gov). Copies of the filings together with the materials incorporated by reference therein are also available, without charge, by directing a request to Liberty Interactive Corporation, 12300 Liberty Boulevard, Englewood, Colorado 80112, Attention: Investor Relations, Telephone: (720) 875-5420. HSNi investors can access additional information on HSNi’s website at http://www.hsni.com or by contacting HSNi’s Investor Relations Department at HSN, Inc., 1 HSN Drive, St. Petersburg, Florida 33729, Attention Investor Relations, Telephone: (727) 872-1000, email: ir@hsn.net